SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         )

Venture Catalyst Incorporated
(Name of Issuer)

Speer Casino Marketing, Inc.
L. Donald Speer, II
Venture Catalyst Incorporated
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

92326Q106
(CUSIP Number of Class of Securities)

L. Donald Speer, II President, Speer Casino Marketing, Inc. c/o Alhadeff & Solar, LLP 550 West “C” Street, 19th Floor San Diego, California 92101 (619) 231-8700	Kevin McIntosh, Chief Financial Officer Venture Catalyst Incorporated 591 Camino de la Reina, Suite 418 San Diego, California 92108 (858) 385-1000
Copies to:
Robert Edmunds, Esq. Alhadeff & Solar, LLP 550 West “C” Street, 19th Floor San Diego, California 92101 (619) 231-8700	John F. Della Grotta, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, Seventeenth Floor Costa Mesa, California 92626-1924 (714) 668-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE*

Transaction Value (1)	Amount of Filing Fee (1)
$1,731,488	$160

(1)
The filing fee of $160 was calculated pursuant to Exchange Act Rules 0-11(a)(4) and 0-11(c)(1) at the rate of $92 per million dollars of market value of the securities to be received by the acquiring person in the transaction, based on a price of $0.15 per share of common stock of Venture Catalyst Incorporated (“VCAT”) which is the average of the high and low per share prices of the common stock of VCAT on July 31, 2002, as reported on the Over-the-Counter Bulletin Board. For purposes of calculating the filing fee only, the number of securities to be received by the acquiring person in the transaction is based on 6,182,418 shares of common stock, stock options to acquire 5,216,062 shares of common stock and warrants to purchase 144,775 shares of common stock.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $160
Form or Registration No.: Schedule 14A
Filing Party: Venture Catalyst Incorporated
Date Filed: August 7, 2002

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed by L. Donald Speer, II (“Speer”), Speer Casino Marketing, Inc., a Delaware corporation wholly owned by Speer (“Buyer”), and Venture Catalyst Incorporated, a Utah corporation (the “Company”). The Company is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger, dated as of May 13, 2002, the Company will merge with and into Buyer, and Buyer will be the surviving corporation (the “Merger”).

Upon completion of the Merger, each issued and outstanding share of the Company’s common stock, par value $.001 per share (the “Common Stock”) will be converted into the right to receive (i) $0.65 in cash, without interest, and (ii) contingent payments derived from certain future revenue streams of the surviving corporation during the five year period following the Merger. Notwithstanding the foregoing, (i) treasury shares and shares of the Company’s common stock held by Buyer immediately prior to the effective time of the Merger will be cancelled without any payment therefor; and (ii) shares held by shareholders who properly exercise dissenters’ rights will be subject to appraisal in accordance with Utah law or California law, if applicable. Upon completion of the Merger, Speer will own all of the Buyer’s post-Merger common stock.

Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to which the shareholders of the Company will be asked to vote on the Merger. A copy of the Proxy Statement is incorporated by reference as Exhibit (a)(1) to this Transaction Statement. The Proxy Statement is in preliminary form and is subject to completion and amendment.

All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Speer, Buyer and their respective affiliates has been supplied by Speer and Buyer and their representatives and agents.

Item 1.    Summary Term Sheet.

The information contained in the section entitled “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  Name and Address.    The information contained in the section entitled “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

(b)  Securities.    The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates is the Common Stock. As of July 31, 2002, there were 7,206,598 shares of Common Stock issued and outstanding.

(c)  Trading Market and Price.    The information contained in the section entitled “Proposal II—Election of Directors—Price Range of Our Common Stock and Dividends” in the Proxy Statement is incorporated herein by reference.

(d)  Dividends.    The information contained in the section entitled “Proposal II—Election of Directors—Price Range of Our Common Stock and Dividends” in the Proxy Statement is incorporated herein by reference.

(e)  Prior Public Offerings.    The Company has made no underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

(f)  Prior Stock Purchases.    The information contained in the section entitled “Common Stock Purchase Information” in the Proxy Statement is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

The information contained in the section entitled “Information About Speer Casino Marketing” in the Proxy Statement is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)  Material Terms.    The information contained in the sections entitled “Summary Term Sheet,” “Proposal I—The Merger,” “The Merger Transaction” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

(c)  Different Terms.    The information contained in the sections entitled “Summary Term Sheet,” “Proposal I—The Merger,” “The Merger Transaction” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

(d)  Appraisal Rights.    The information contained in the sections entitled “Summary Term Sheet” and “The Merger Transaction—Dissenters Rights” in the Proxy Statement is incorporated herein by reference.

(e)  Provisions For Unaffiliated Security Holders.    The Company has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f)  Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions.    The information contained in the sections entitled “Proposal II—Election of Directors—Transactions with Management and Others,” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts.    The information contained in the sections entitled “Proposal I—The Merger,” in the Proxy Statement is incorporated herein by reference.

(e)  Agreements Involving the Subject Company’s Securities.    The information contained in the sections entitled “Summary Term Sheet,” “Proposal I—The Merger” and “The Merger Transaction” in the Proxy Statement is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)  Use of Securities Acquired.    The information contained in the sections entitled “Summary Term Sheet,” “Proposal I—The Merger,” “The Merger Transaction” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

(c)  Plans.    The information contained in the sections entitled “Summary Term Sheet,” “Proposal I—The Merger,” “The Merger Transaction” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a), (c)  Purposes; Reasons.    The information contained in the sections entitled “Summary Term Sheet” and “Proposal I—The Merger” in the Proxy Statement is incorporated herein by reference.

(b)  Alternatives.    The information contained in the section entitled “Proposal I—The Merger” in the Proxy Statement is incorporated herein by reference.

(d)  Effects.    The information contained in the sections entitled “Summary Term Sheet,” “Proposal I—The Merger” “The Merger Transaction” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(a)-(b)  Fairness; Factors Considered in Determining Fairness.    The information contained in the sections entitled “Summary Term Sheet” and “Proposal I—The Merger” in the Proxy Statement and “Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Dated May 13, 2002” attached as Appendix B1 and “Updated Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Dated May 30, 2002” attached as Appendix B2 to the Proxy Statement, is incorporated herein by reference.

(c)  Approval of Security Holders.    The information contained in the section entitled “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

(d)  Unaffiliated Representative.    The information contained in the section entitled “Proposal I—The Merger” in the Proxy Statement is incorporated herein by reference.

(e)  Approval of Directors.    The information contained in the section entitled “Proposal I—The Merger” in the Proxy Statement is incorporated herein by reference.

(f)  Other Offers.    The information contained in the section entitled “Proposal I—The Merger” in the Proxy Statement is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)-(c)  Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information contained in the sections entitled “Proposal I—The Merger” in the Proxy Statement and “Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Dated May 13, 2002” attached as Appendix B1 and “Updated Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Dated May 30, 2002” attached as Appendix B2 to the Proxy Statement is incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a),(b),(d)  Source of Funds; Conditions; Borrowed Funds.    The information contained in the section entitled “The Merger Transaction” in the Proxy Statement is incorporated herein by reference.

(c)  Expenses.    The information contained in the section entitled “The Merger Transaction” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

(a)  Securities Ownership.    The information contained in the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(b)  Securities Transactions.    The information contained in the section entitled “Common Stock Purchase Information” in the Proxy Statement is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

(d)  Intent to Tender or Vote in a Going-Private Transaction.    The information contained in the sections entitled “Summary Term Sheet” and “Proposal I—The Merger” in the Proxy Statement is incorporated herein by reference.

(e)  Recommendations of Others.    The information contained in the sections entitled “Summary Term Sheet” and “Proposal I—The Merger” in the Proxy Statement is incorporated herein by reference.

Item 13.    Financial Statements.

(a)  Financial Information.    The financial statements contained in the Proxy Statement beginning at page F-1 are incorporated herein by reference.

(b)  Pro Forma Information.    The information contained in the section entitled “Information About Speer Casino Marketing” in the Proxy Statement is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a),(b)  Solicitations or Recommendations; Employees and Corporate Assets.    The information contained in the sections entitled “Summary Term Sheet” and “Proposal I—The Merger” and in the Proxy Statement is incorporated herein by reference.

Item 15.    Additional Information.

(b)  Other Material Information.    The information contained in the Proxy Statement is incorporated herein by reference.

Item 1 through Item 15.

Item 16.    Exhibits.

Exhibit No.	Description
(a)(1)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2002 (incorporated herein by reference to the Proxy Statement).

(a)(2)	Press release issued by the Company on May 14, 2002 (incorporated herein by reference to the Company’s filing under cover of Schedule14A on May 14, 2002).

(b)(1)	Commitment Letter, dated May 13, 2002 (the “Commitment Letter”), by and among Wells Fargo Bank N.A., Speer Casino Marketing, Inc. and L. Donald Speer, II.

(b)(2)	Letter, dated July 24, 2002, by and among Wells Fargo Bank N.A., Speer Casino Marketing, Inc. and L. Donald Speer, II amending the Commitment Letter.

(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin, dated May 13, 2002 (incorporated herein by reference to Appendix B1 to the Proxy Statement).

(c)(2)	Updated Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Dated May 30, 2002 (incorporated herein by reference to Appendix B2 to the Proxy Statement).

(c)(3)	Report to the Special Committee of the Board of Directors of the Company Regarding Strategic Alternatives, dated May 2002.

(d)(1)
Agreement and Plan of Merger, dated as of May 13, 2002, by and among L. Donald Speer II, Speer Casino Marketing, Inc., and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)
Restructuring Agreement dated as of May 13, 2002 by and among Venture Catalyst Incorporated, Jonathan Ungar and Alan Woods (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

(d)(3)
Form of Acknowledgment and Agreement by and among L. Donald Speer, II, Jonathan Ungar and Alan Woods (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

(d)(4)
Form of Class A Contingent Promissory Note between Venture Catalyst Incorporated and Jonathan Ungar (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

Exhibit No.	Description

(d)(5)
Form of Class A Contingent Promissory Note between Venture Catalyst Incorporated and Alan Woods (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

(f)(1)	Part 13 of the Utah Revised Business Corporations Act (incorporated herein by reference to Appendix C to the Proxy Statement).

(f)(2)	Chapter 13 of the California General Corporation Law (incorporated herein by reference to Appendix D to the Proxy Statement).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2002

VENTURE CATALYST INCORPORATED

By:	/s/ ANDREW B. LAUB
Name: Andrew B. Laub Title: Executive Vice President, Finance

SPEER CASINO MARKETING, INC.

By:	/s/ L. DONALD SPEER, II
Name: L. Donald Speer, II Title: President and Chief Executive Officer

/s/ L. DONALD SPEER, II L. Donald Speer II, as an individual

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 7, 2002 (incorporated herein by reference to the Proxy Statement).

(a)(2)	Press release issued by the Company on May 14, 2002 (incorporated herein by reference to the Company’s filing under cover of Schedule14A on May 14, 2002).

(b)(1)	Commitment Letter, dated May 13, 2002 (the “Commitment Letter”), by and among Wells Fargo Bank N.A., Speer Casino Marketing, Inc. and L. Donald Speer, II.
(b)(2)	Letter, dated July 24, 2002, by and among Wells Fargo Bank N.A., Speer Casino Marketing, Inc. and L. Donald Speer, II amending the Commitment Letter.

(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin, dated May 13, 2002 (incorporated herein by reference to Appendix B1 to the Proxy Statement).

(c)(2)	Updated Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Dated May 30, 2002 (incorporated herein by reference to Appendix B2 to the Proxy Statement)

(c)(3)	Report to the Special Committee of the Board of Directors of the Company Regarding Strategic Alternatives, dated May 2002.

(d)(1)
Agreement and Plan of Merger, dated as of May 13, 2002, by and among L. Donald Speer II, Speer Casino Marketing, Inc., and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)
Restructuring Agreement dated as of May 13, 2002 by and among Venture Catalyst Incorporated, Jonathan Ungar and Alan Woods (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

(d)(3)
Form of Acknowledgment and Agreement by and among L. Donald Speer, II, Jonathan Ungar and Alan Woods (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

(d)(4)
Form of Class A Contingent Promissory Note between Venture Catalyst Incorporated and Jonathan Ungar (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

(d)(5)
Form of Class A Contingent Promissory Note between Venture Catalyst Incorporated and Alan Woods (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly report on Form 10-QSB for the period ending March 31, 2002, filed with the Commission on May 15, 2002).

(f)(1)	Sections 16-10a-1301 through 16-10a-1330 of the Utah Revised Business Corporations Act (incorporated herein by reference to Appendix C to the Proxy Statement).

(f)(2)	Chapter 13 of the California General Corporation Law (incorporated herein by reference to Appendix D to the Proxy Statement).